UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 2017

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Form F-3 Registration Statement File No. 333-211065.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (the “Amended Report”) of Check-Cap Ltd. (the “Company”) is furnished to amend the Report of Foreign Private Issuer on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 18, 2017 (the “Original Report”) in connection with its 2017 Annual General Meeting of Shareholders.  This Amended Report is being furnished to include Appendix A to the Proxy Statement for the 2017 Annual General Meeting of Shareholders (the proposed Amended and Restated Check-Cap Ltd. Compensation Policy for Executive Officers and Directors), filed as Exhibit 99.1 to the Original Report, which was inadvertently not furnished with the Original Report.  There are no other changes to the Original Report other than as reflected in this Amended Report.

The following exhibit is attached:

Exhibits

99.1	Appendix A to Proxy Statement for the 2017 Annual General Meeting of Shareholders – Proposed Amended and Restated Check-Cap Ltd. Compensation Policy for Executive Officers and Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name:	Lior Torem
Title:	Chief Financial Officer

Dated: May 24, 2017